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MAR 25 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25570

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ~~01/01/2018~~ 01/01/2019 AND ENDING ~~12/31/2018~~ 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baytide Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7105 East Admiral Place
(No. and Street)

Tulsa	OK	74115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Beverly L Young 918-585-8150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartgraves Accounting & Consulting LLC
(Name – *if individual, state last, first, middle name*)

325 N St Paul Street Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Beverly L Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baytide Securities Corporation, as of March 16, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Paul W. Gordon, JR.
Notary Public
State of Oklahoma
Commission #00001120
Expires: February 3, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Baytide Securities Corporation

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2019

BAYTIDE SECURITIES CORPORATION

Tulsa, Oklahoma

December 31, 2019

TABLE OF CONTENTS

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Stockholder
Baytide Securities Corporation

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Baytide Securities Corporation (the "Company") as of December 31, 2019, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
March 16, 2020

BAYTIDE SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2019

ASSETS

Assets:

Cash and cash equivalents	$ 12,242
Securities, at fair value	32,130
Prepaid expenses	689
TOTAL ASSETS	$ 45,061

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable	$ 1,384
TOTAL LIABILITIES	1,384

Stockholders' Equity:

Common stock, no par value; authorized 100,000 Shares; issued and outstanding 100 shares	$ 11,000
Additional paid in capital	394,748
Retained deficit	(362,071)
	$ 43,677
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 45,061

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION

Statement of Operations

For the year ended December 31, 2019

Income:		
Interest and dividend income	$	584
Unrealized gain on stock valuation		7,658
Total income	$	8,242
Operating Expenses:		
General and Administrative Expenses	$	2,878
Professional fees		13,156
Total operating expense	$	16,034
NET LOSS	$	(7,792)

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION

Statement of Stockholders' Equity

For the year ended December 31, 2019

	Common Stock	Additional PIC	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2018	$ 11,000	$ 380,857	$ (354,279)	$ 37,578
Capital Contributions	-	13,891	-	13,891
Net Loss	-	-	(7,792)	(7,792)
Dividends	-	-	-	-
Balance, December 31, 2019	$ 11,000	$ 394,748	$ (362,071)	$ 43,677

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION

Statement of Cash Flows

For the year ended December 31, 2019

Cash Flows from Operating Activities	
Net Loss	$ (7,792)
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gains on marketable securities	(7,658)
Increase (decrease) in cash flow from operating Assets and liabilities:	
Decrease in prepaid expenses	126
Increase in accounts payable	733
Cash used by operating activities	(14,591)
Cash flows from investing activities:	-
Cash flows from financing activities:	
Capital contributed	13,891
Decrease in cash	(700)
Cash and cash equivalents, beginning of year	12,942
Cash and cash equivalents, end of year	$ 12,242
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION

Statement of Changes in Liabilities Subordinated
To Claims of General Creditors

For the year ended December 31, 2019

Balance at December 31, 2018	$ -
Increases	-
Decreases	-
Balance at December 31, 2019	$ -

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2019

Note 1 - Organization and Nature of Business

Baytide Securities Corporation (the "Company"), an Oklahoma Corporation and a wholly-owned subsidiary of Baytide Petroleum, Inc. (the "Parent"), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers brokerage services under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) related to direct participation programs for oil and gas ventures.

The Company is engaged in the sale of limited partnership interests, principally in partnerships in which its Parent acts as a general partner. The limited partnerships are generally engaged in the exploration and development of oil and gas properties. No such limited partnership interests were offered by the Company for the Parent in 2019.

Note 2 - Summary of Significant Accounting Policies

Marketable Securities Owned

Marketable securities owned are carried at fair value as determined by quoted market prices. The resulting difference between cost (determined by specific identification) and market (or fair value) is included in income. Marketable securities consist of shares in a U.S. based global stock exchange and clearinghouse which is listed on a national exchange.

Income Taxes

The Company files its tax return separately from its Parent. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (l) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation of litigation, or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state

authorities over various statutes of limitations generally three years from the date of filing.

Revenue Recognition

Concession income is recognized when minimum offering investment requirements are met, and escrowed

Note 2 - Summary of Significant Accounting Policies, continued

funds are released to the issuer.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 3 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions.

Note 3 - Fair Value Measurements, continued

Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2019, the application of valuation techniques applied to similar assets and liabilities has been consistent.

All securities owned by the Company as of December 31, 2019 are deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended December 31, 2019.

Note 4 - Related Party Transactions

The Parent provides office space, personnel and administrative overhead for the benefit of the Company under an expense sharing agreement. These expenses represent substantially all expenses reported in the statement of income. The Parent treats payment of such expenses as capital contributions to the company.

As described above, the Company is economically dependent on its Parent. The Company's financial position and results of operations could be significantly different if the Company was independent of its Parent.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2019, the Company had net capital of approximately $37,928 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.65 to 1. The Securities and Exchange Commission permits a ratio of no more than 15 to 1.

The Company is exempt from SEC customer Protection Rule (Rule 15c3-3), which relates to reserves and custody of securities, under section (k)(2)(i) of the Rule.

Note 6 - Income Taxes

The Company has net operating loss carry forwards of approximately $365,342 which may be used to offset future taxable income. The loss carry forwards expire between 2020 and 2038.

Net deferred income tax assets related to net operating loss carry forwards and unrealized appreciation on marketable securities owned of $32,130 have been fully offset by a valuation allowance due to the uncertainty of realizing future benefits. The net deferred income tax benefit of $3,245 related to the 2019 net operating loss and the change in unrealized appreciation on marketable securities owned has been fully offset by an increase in the valuation allowance. The Company uses an effective tax rate of 21% in calculating its deferred tax assets and liabilities.

Note 5 – Going Concern

Continued operating losses and negative cash flows from operating activities could directly impact the Company's regulatory capital. It is management's intention to control costs and increase revenues. It is management's understanding that it will continue to receive capital infusions as necessary. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Supplemental Information

BAYTIDE SECURITIES CORPORATION

Computation of Net Capital Pursuant to Rule 15c3-1 *December 31, 2019*

Computation of net capital		
Total stockholders' equity qualified for net capital		$ 43,675
Deductions and/or charges		
Non-Allowable Assets:		
Prepaid expenses		(689)
Net capital before haircuts on securities positions		$ 42,986
Haircuts on securities (computed, where applicable Pursuant to Rule 15c3-l(f):		
Money market mutual fund	$ 238	
Common stocks-equities	4,820	$ (5,058)
Net Capital		$ 37,928
Aggregate Indebtedness		
Items included in statement of financial condition		$ 1,386
Total aggregate indebtedness		$ 1,386
Aggregate Indebtedness Ratio		3.65 to 1

Reconciliation With Company's Computation

The following serves to reconcile differences in the computation of net capital under 15c3-1 from the Company's computation.

Net capital as reported in the Company's unaudited Focus report	$ 38,617
Increase in prepaid expenses	(689)
Net capital per audited report	$ 37,928

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12-31-2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

25570 FINRA DEC

Baytide Securities Corp
7105 E Admiral PL
Tulsa, OK 74115-8712

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

918-585-8150

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

Date Paid

C. Less prior overpayment applied (327.03)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Baytide Securities Corporation
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of February, 20 20.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-19
and ending 12-31-19

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,242
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	16,034
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	16,034
2d. SIPC Net Operating Revenues	$ (7,792)
2e. General Assessment @ .0025 This rate used before 1/1/2017	$ 0
	(to page 1, line 2.A.)

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Stockholder
Baytide Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Baytide Securities Corporation identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Baytide Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the exemption provisions) and (b) Baytide Securities Corporation stated that Baytide Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Baytide Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Baytide Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
March 16, 2020

325 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-1998
admin@hartgravesllc.com

Baytide Securities Corporation

P.O. Box 580220
Tulsa, OK 74158

EXEMPTION REPORT REQUIRED BY SEC RULE 17A-5
FOR PERIOD 01/01/19 TO 12/31/19

Baytide Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This *Exemption Report* was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and 4. To the best of its knowledge and belief, the Company states the following:

1. The exemption under which the broker-dealer operated-
    a. Baytide Securities Corporation is claiming an exemption from 17 C.F.R. § 240.15c3-3 based on 17 C.F.R. § 240.15c3-3(k)(2)(i).

2. A statement stating that "the broker-dealer met the exemption provisions under SEC Rule 15c3-3 throughout the year-
    a. Baytide Securities Corporation certifies that it has met the exemption provisions under SEC Rule 15c3-3 throughout the year ending December 31, 2019 without exception.

I, Beverly L. Young, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Date: December 31, 2019

Beverly L. Young
Chief Compliance Officer

Baytide Securities Corporation

P.O. Box 580220
Tulsa, OK 74158

EXEMPTION REVIEW

DECEMBER 31, 2019

1. Was the Company in compliance with the exemptive provisions throughout the year and were there any exceptions?

   Baytide Securities was in compliance during the year and there were no exceptions.

2. Were there any regulatory examinations or correspondence between the SEC or DEA and the Company related to compliance with the exemption provisions?

   No.

3. What controls in place to maintain compliance with the exemption provisions, including the nature of the controls and the operation frequency?

   Baytide Securities does not carry margin accounts, receive or otherwise hold customer funds or securities, or owe money or securities to customers.

4. How often is compliance with the exemption provisions monitored?

   Continuously.

5. Have there been any deficiencies noted in the compliance with the exemption provision during the year under audit or subsequent to year-end?

   No.

Beverly L. Young, Chief Compliance Officer